Mail Stop 3561


      September 23, 2005


Via U.S. Mail and Fax
Don Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673


	Re:	Execute Sports, Inc.
		Amendment No. 2 to the Form SB-2
		Filed September 19, 2005
		File No. 333-125868


Dear Mr. Dallape:

      We have reviewed your filing and your September 19, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form SB-2

Results of Operations for the Years Ended December 31, 2004 and December 31, 2003, page 31
1. We note the disclosure provided in response to comment 10. Please provide in MD&A a comprehensive explanation of the events and circumstances that occurred in the second half of 2004 that resulted in a gross loss of approximately $131,000 on sales of only $267,000.

Note C - Inventory, page F-13
2. In regard to your response to comment 15, inventory write downs should be classified in the income statement as a component of cost of goods sold. Refer to the announcement of the SEC Staff`s position in EITF Issue No 96-9.
3. Additionally, we reissue comment 15 to request disclosure of the write-down within the Notes to the Restated Financial Statements.

Statements of Operations for the Three and Six Months Ended June
30,
2005 and 2004, page F-29
4. We note your inclusion of amounts for the weighted average number of shares outstanding and EPS. However, it appears that there should not be amounts for the three months ended June 30, 2004 as there were no shares subscribed or outstanding at that time. It would appear that the amount of 7,532,196 shares relates to the six months ended
June 30, 2005 and would result in a different calculation of EPS. Finally, update the table on page 4 to include the required data for the six months ended June 30, 2005, as well as within MD&A on page
29.  Please revise or advise.

Exhibits
5. We note the revised letter provided in response to comment 2. Please replace the previously filed Exhibit 16.1 with this letter and continue to number it as Exhibit 16.1. With regard to your response to comment 12, file as Exhibit 23.3 a currently dated consent from Traci J. Anderson.
6. Please file a currently dated consent from Bedinger & Company as
Exhibit 23.1.
7. We refer to your response to comment 19. It does not appear that you have filed a revised Exhibit 10.20. Please filed a revised agreement dated June 5, 2005 with your next amendment.







*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Robert Littlepage, Accountant Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								/s/ Larry Spirgel
								Larry Spirgel
								Assistant Director














cc:	Todd Pitcher
	Via Facsimile: (858) 279-1799
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Don Dallape
Execute Sports, Inc.
September 23, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE